Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following questions and answers were made available to employees of Baker Hughes Incorporated:

New FAQs on Compensation and Benefits:

What will existing Baker Hughes stockholders own after the transaction closes? (March 29, 2017)

Holders of Baker Hughes stock prior to the merger will own approximately 37.5% of the new company. They will be entitled to a special dividend of $17.50 per share. (Please find more information on p.6 of the S-4 filing)

How are outstanding Baker Hughes stock options, restricted shares, restricted stock units, and performance units treated as a result of the transaction? (March 29, 2017)

Awards granted under Baker Hughes equity incentive plans prior to October 30, 2016 that are outstanding at closing will become fully vested as a result of closing. Restricted stock units granted to employees after October 30, 2016 that are outstanding at closing will be converted into restricted stock units of New Baker Hughes and will continue to vest based on service over the remaining vesting schedule of the original restricted stock units (subject to accelerated vesting on an involuntary termination of employment that occurs during the 12-month period following closing). (Please find more information on p. 21, 126 of the S-4 filing)

FOR U.S. EMPLOYEES ONLY

What are the federal income tax consequences to Baker Hughes stockholders as a result of the transaction? (March 29, 2017)

Baker Hughes stockholders will not recognize gain or loss for U.S. federal income tax purposes upon the exchanges of shares of Baker Hughes common stock for shares in the new company. With respect to the special dividend, generally speaking, if the U.S. person is not a corporation, such amount will be eligible for a reduced rate of taxation. Stockholders should consult their tax advisors for more information. (Please find more information on p. 21, 109 of the S-4 filing)

New FAQs on General Deal Information:

What is the status of the regulatory approvals? What approvals do you still need? When are these expected to be completed? (March 29, 2017)

We continue to expect to close the transaction in mid-2017. We are committed to continuing to work constructively with the relevant government regulators to achieve the necessary approvals.

To date, we have submitted antitrust/competition filings, or drafts of such filings consistent with local procedures, in the European Union, Australia, Brazil, Canada, China, Colombia, Ecuador, India, Israel, Kazakhstan, Kenya, Mexico, Pakistan, Russia, Saudi Arabia, Serbia, South Africa, and Turkey. (Please find more information on p. 24, 109 of the S-4 filing)

What if Baker Hughes stockholders do not approve the transaction? (March 29, 2017)

The Baker Hughes Board of Directors has unanimously recommended that Baker Hughes stockholders vote FOR the proposal to adopt the Transaction Agreement and thereby approve the transactions, including the mergers. (Please find more information on p. 23 of the S-4 filing)

What does the leadership of the combined company look like? (March 29, 2017)

Upon closing, the New Baker Hughes Board will consist of eleven directors, six of whom will be designated by GE (Jeffrey R. Immelt, W. Geoffrey Beattie, Jamie S. Miller, James J. Mulva, John G. Rice and Lorenzo Simonelli) and five of whom will be designated by Baker Hughes (Gregory D. Brenneman, Clarence P. Cazalot, Jr., Lynn L. Elsenhans, J. Larry Nichols and Martin Craighead, the Chief Executive Officer of Baker Hughes.

Mr. Immelt, the current Chairman and Chief Executive Officer of GE, will serve as Chairman of the New Baker Hughes Board. Mr. Craighead, the current Chairman and Chief Executive Officer of Baker Hughes, will serve as Vice Chairman of the New Baker Hughes Board.

Mr. Simonelli, the current President and Chief Executive Officer of GE O&G, will serve as President and Chief Executive Officer of New Baker Hughes. Brian Worrell, the current Vice President and Chief Financial Officer of GE O&G, will serve as Chief Financial Officer of New Baker Hughes.

(Please find more information on p. 216 of the S-4 filing)

You’ve announced the Board of Directors, CEO and CFO. When will the rest of the Leadership team for Baker Hughes, a GE Company be announced? (March 29, 2017)

We expect to close the transaction in mid-2017. GE Oil & Gas and Baker Hughes employees will be updated as appropriate on new developments including announcing the Leadership team for the new company.

What will the new ticker symbol be? (March 29, 2017)

The ticker symbol has not been determined yet. (Please find more information on p. 108 of the S-4 filing)

What is the name of the new company? (March 29, 2017)

The name of the new company will be Baker Hughes, a GE Company.

New FAQs on Divestitures:

Can GE divest its share in the new company or own more than 65% of the voting power of the new company’s outstanding shares of common stock? (March 29, 2017)

For two years after the closing date, GE and its affiliates will be prohibited from transferring any shares of common stock to any person that is not an affiliate of GE unless approved by the Conflicts Committee.

For five years following the closing date, and subject to certain exceptions, GE and any of its representatives will not be able to acquire additional shares of common stock or announce or seek to acquire shares, or participate in any tender or exchange offer that would result in GE and its affiliates owning more than 65% of the voting power of the outstanding shares of common stock. (Please find more information on p. 31, 32, 145, and 146 of the S-4 filing)

Are there any divestitures beyond GE’s Water business that will be required to close the transaction? If so, what businesses? (March 29, 2017)

GE is required to take certain actions, including making certain divestitures, to obtain regulatory approvals. We are committed to continuing to work constructively with the relevant government regulators to achieve the necessary approvals. (Please find more information on p. 24 of the S-4 filing)

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on March 29, 2017, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) filed with the SEC a registration statement on Form S-4 containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the “Preliminary Combined Proxy Statement/Prospectus”). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.